UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Cantel Medical Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-31337	22-1760285
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Clove Road, Little Falls, New Jersey	07424
(Address of principal executive offices)	(Zip Code)

Eric W. Nodiff

Executive Vice President, General Counsel and Secretary

(973) 890-7220

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Cantel Medical Corp., along with its subsidiaries, (collectively, “Cantel,” “us,” “we,” “our,” and the “Company”) is a leading provider of infection prevention and control products and services in the healthcare market, specializing in the following operating segments:

•                  Endoscopy: Medical device reprocessing systems, disinfectants, detergents and other supplies used to high-level disinfect flexible endoscopes and disposable infection control products intended to reduce the challenges associated with proper cleaning and high-level disinfection of numerous reusable components used in gastrointestinal (GI) endoscopy procedures.  This segment recently commenced the sale of endoscope transport and storage systems, a comprehensive range of endoscopy consumable accessories, and OEM mobile medical carts. Additionally, this segment includes technical maintenance service on its products.

•                  Water Purification and Filtration: Water purification equipment and services, filtration and separation products, and disinfectants, sterilization and decontamination products and services for the medical, pharmaceutical, biotech, beverage and commercial industrial markets.

•                  Healthcare Disposables: Single-use, infection prevention and control healthcare products including face masks, sterilization pouches, towels and bibs, tray covers, saliva ejectors, germicidal wipes, plastic cups and disinfectants, as well as a filter system for maintaining safe dental unit waterlines. This segment also manufactures and sells biological and chemical indicators for sterility assurance monitoring services in the acute-care, alternate-care and dental markets.

•                  Dialysis: Medical device reprocessing systems, sterilants/disinfectants, dialysate concentrates and other supplies for renal dialysis.

Conflict Minerals Disclosure

This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”) for the reporting period January 1, 2015 to December 31, 2015 (the “Reporting Period”).  A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD (the “Conflict Minerals Report”) and is also publicly available on our website at http://www.cantelmedical.com/investor/corp_govern.html.

The Rule requires disclosure of certain information when a company manufactures, or contracts to manufacture, products for which the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”).  The covered countries for the purposes of the Rule are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively, the “Covered Countries”).

Our Conflict Minerals Policy (the “Policy”) is made available to all of our direct suppliers on an ongoing basis and posted on our website. The Policy may be summarized as follows:

(i)                                     We will evaluate our relationships with our suppliers on an ongoing basis regarding compliance with the Policy;

(ii)                                  We expect that our suppliers will (a) source their materials from socially responsible suppliers, (b) assist us in our compliance with the Securities and Exchange Commission’s (the “SEC”) rules relating to Conflict Minerals and provide us with all necessary representations, declarations or certifications in furtherance of such compliance, (c) undertake reasonable due diligence within their supply chains to determine the source and chain of custody of their Conflict Minerals, including developing policies and systems preventing the use of Conflict Minerals or derivative sources from mines that directly or indirectly finance armed groups through mining in the Covered Countries and (d) pass these requirements along to their suppliers through the supply chain and require them to do the same;

(iii)                               We reserve the right to perform follow-up due diligence, including to request additional documentation or information from our suppliers, regarding the aforementioned information requests; and

(iv)                              We will review and evaluate our ongoing relationship with suppliers that do not comply with our requirements as expressed in the Policy.

Internal Product Review

The Company reviewed the products that it manufactured either internally or pursuant to arrangements with third-party manufacturers during the Reporting Period (the “Product Review”). The objective of the Product Review was to identify finished goods that (i) the Company manufactures or contracts to manufacture and (ii) may contain one or more Conflict Minerals.

The Product Review was overseen by the Company’s compliance department and consisted of information solicited from and provided by representatives from departments across the Company. The Company’s Chief Compliance Officer, with oversight from the Company’s Board of Directors, was responsible for reviewing the Company’s obligations and processes under the Rule.

Based on the Product Review, we have determined that we manufacture, or contract to manufacture, certain products that contain materials and components that incorporate Conflict Minerals (the “Covered Products”), and that Conflict Minerals are necessary to the functionality or production of the Covered Products.  The Covered Products are categorized by Company subsidiary and are as follows:

Crosstex International, Inc.

•                                              Incubators

Mar Cor Purification, Inc.

•                                              Cleaners & disinfectants

•                                              Conditioning equipment, filters & membranes

•                                              Process controls

•                                              Process pipe & fittings

•                                              Pumps

•                                              Reverse osmosis equipment

•                                              Storage tanks & accessories

•                                              Valves

Medivators Inc.

•                                              Endoscope reprocessing products

•                                              Endoscopy procedure products

•                                              Renal systems & products

•                                              Therapeutic technologies products

•                                              REVOX® sterilization products

•                                              BIOREDOXsm  decontamination products

•                                              Infection prevention products

•                                              Custom development products, based on the product categories described above

SPS Medical Supply Corp.

•                                              Incubators

Reasonable Country of Origin Inquiry

Based upon our determination that the Rule applies to the Covered Products, we undertook a good-faith reasonable country of origin inquiry (the “RCOI”) designed to determine whether any of the Conflict Minerals included in the Covered Products (i) originated in the Covered Countries or (ii) were from recycled or scrap sources, as defined by the SEC. The Company does not source Conflict Minerals directly from mines, smelters or refiners and relies on third-party suppliers to provide it with the materials and components used in the Covered Products. As such, the primary elements of the Company’s RCOI included (i) identification of suppliers, (ii) supplier data collection and (iii) an assessment of supplier data to determine whether further due diligence was required.

Our supply chains are complex and there may be several third-parties between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. Once all relevant suppliers were identified, our RCOI for supplier data collection primarily consisted of distribution and collection of a Conflict Minerals Reporting Template, questionnaires and other requests for information from the Company’s immediate suppliers regarding said supplier’s materials and components that are incorporated into the Covered Products, the presence of any Conflict Minerals contained therein and, as applicable, the country of origin of any such Conflict Minerals or whether such Conflict Minerals were from recycled or scrap sources.

Results of Reasonable Country of Origin Inquiry

Pursuant to the Rule, if, following a good-faith RCOI, a company knows, or has reason to believe, that any of the necessary Conflict Minerals in its supply chain may have originated from the Covered Countries and may not be from recycled or scrap sources, then the company must exercise due diligence on the source and chain of custody of such Conflict Minerals and file a report describing its due diligence measures. The Company has determined that the responses obtained in the RCOI process were insufficient to form the basis for a reasonable determination as to the specific origin of all of the Conflict Minerals used in the manufacturing process for the Covered Products. Accordingly, the Company has exercised due diligence on the source and chain of custody of Conflict Minerals contained in the Covered Products. The results of these due diligence efforts are described in the attached Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.  The Conflict Minerals Report also is publicly available on our Company website at www.cantelmedical.com/library/ConflictMineralsDisclosure15.pdf.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit	Description

1.01	Conflict Minerals Report for the period January 1 to December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cantel Medical Corp.
(Registrant)

By:	/s/ Eric W. Nodiff	May 31, 2016
Eric W. Nodiff		(Date)
Executive Vice President, General Counsel and Secretary
(Signature and Title)

Exhibit Index

Exhibit Number	Description
1.01	Conflict Minerals Report for the period January 1 to December 31, 2015.